

December 16, 2011

Via E-mail
Mr. Gary S. Raymond
Chief Executive Officer
Spar Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, New York 10592

> **Re: Spar Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-27408**

Dear Mr. Raymond:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

1. We note that while the financial statements of your Indian subsidiary included in your fiscal 2009 Form 10-K, as amended, were audited by Nagesh Behl & Co., the financial statements of this entity included in your fiscal 2010 Form 10-K were audited by Nitin Mittal & Co. Accordingly, it appears that there was a change in accountants for this entity. Please address the following items:

    - Since your principal auditor expresses reliance on the report of the other auditors with respect to its opinion as it relates to this entity, please revise your filing to provide all of the disclosures required by Item 304 of Regulation S-K for this change of accountants.

- Please note that you also were required to file an Item 4.01 Form 8-K reporting this change of accountants within four business days of the date your former independent accountant resigned (or declined to stand for re-election) or was dismissed and also within four business days of the date you engaged a new independent accountant. As soon as possible, please file a Form 8-K which includes all of the information required by Item 4.01 (a) and (b). Please also refer to the information required by Item 304 (a)(1), (2) and (3) of Regulation S-K.

Report of Nitin Mittal & Co., page F-2

2. The report of Nitin Mittal & Co. on the financial statements of SPAR Solutions Merchandising Private Limited includes a scope paragraph which suggests that they "re-instated" the financial statements of this subsidiary based on audited financial statements provided to them rather than performing an independent audit. This language is a departure from the standard audit report and we do not understand what is meant by the terms "re-instate" and "reinstatement." Based on the work described in the scope paragraph of the report, it is unclear to us how Nitin Mittal & Co. was able to issue an opinion or how they performed an audit in accordance with standards of the Public Company Oversight Board (United States). Please address the following items related to the audit of your Indian subsidiary:

- Although the Rehmann Robson audit report on page F-1 and your list of subsidiaries in Exhibit 21.1 refer to your Indian subsidiary as SPAR Solutions India Private Limited, we note that the Nitin Mittal report references SPAR Solutions Merchandising Private Limited. Please confirm that the entities discussed in these audit reports are referring to the same entity and, if so, ensure that the subsidiary name remains consistent throughout your filing.

- Tell us the extent of the audit work and/or other services performed by Nitin Mittal in regards to your Indian subsidiary. If Nitin Mittal did not perform an audit of the financial statements of your Indian subsidiary in accordance with PCAOB standards, you must provide an appropriate audit report from the firm that performed such work.

- If Nitin Mittal did audit, rather than "re-instate," the financial statements of this subsidiary, please obtain and file a revised audit report for your Indian subsidiary that clearly specifies that an audit was performed. In doing so, please ensure that the audit report indicates that the audit was conducted in accordance with the "standards," rather than the "generally accepted auditing standards," of the PCAOB. Your auditor may not modify this language. See Release 34-49707 dated May 14, 2004 and PCAOB Release 2003-025, particularly Section B.2, issued December 17, 2003 for guidance. Please also ensure that the revised report includes the standard language indicating that the auditor's responsibility is to express an opinion on these financial statements based on their audit rather than based on audited financials provided to them by another auditor. If they are attempting to express reliance on the work of another auditor, a clear division of responsibility must be made in the scope paragraph of the report and the report of the other auditor on whose work the principal auditor relied must be included in the filing. In this regard, it is generally necessary for the principal auditor to have audited more than 50 percent of an entity to be allowed to function as the principal auditor.

3. We note that the report of Nitin Mittal & Co. on the financial statements of your Indian subsidiary includes a title identifying such report as a "Report of Independent Registered Public Accounting Firm." Since it does not appear that this firm is registered with the PCAOB, please revise your filing to eliminate this title from the report or tell us why no revision is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Lawrence D. Swift, Esq.